

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

Ajay Kochhar
Chief Executive Officer and Director
Li-Cycle Holdings Corp.
2229 San Felipe Street, Suite 1450
Houston, TX 77019

> **Re:  Li-Cycle Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed May 13, 2021**
> **File No. 333-254843**

Dear Mr. Kochhar:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our April 27, 2021 letter.

Amendment No.1 to Registration Statement on Form F-4 Filed May 13, 2021

Certain Projected Financial Information, page 103

1.  You revised to disclose material assumptions underlying Li-Cycle's financial projections, including that Li-Cycle will have two operating Spokes in 2021 and 20 operating Spokes and four operating Hubs in 2025. Please disclose as part of these assumptions if Li-Cycle's projections through 2025E include any revenues from additional Spoke and Hubs other than those currently operating or under development as disclosed in this registration statement.

2.  We note your response to comment 13 and re-issue in part. Please quantify the commodity prices used to form Li-Cyle's projected revenues, which you disclose were based on the median of broker-published forecasts as of December 28, 2020. In this regard, we note

such quantified disclosure of the commodity price forecasts used for Nickel, Lithium Carbonate and Cobalt were provided on Slide 29 in your Analysts Day Presentation filed in a Rule 425 filing on April 22, 2021.

The Business Combination
Certain Projected Financial Information, page 103

3.   We note your response to prior comment 12 indicating you may not provide disclosure with regard to the projections even if management knows or has reason to know that the projections no longer have a reasonable basis.  You disclose that the financial projections do not take into account any circumstances or events occurring after they were prepared, nearly five months ago, and that various assumptions underlying the projections may not have been accurate, or may no longer be accurate.  Tell us why you believe Item 10(b)(3)(iii) of Regulation S-K would not apply to you, if this is your view; and why you would not revisit the assumptions to ensure that they are valid and that you have projected the most probable specific amounts.

In your response, you also state that you have revised disclosure "to clarify the extent to which the projected items represent the most probable specific amount for each financial item projected."  However, we do not see any indication of the probability that you or management of Li-Cycle have ascribed to the projected amounts.  We reissue prior comment 12.

4.   We note your disclosure stating "The financial projections were requested by, and disclosed to, Peridot for use as a component in its overall evaluation of Li-Cycle…."  Please describe all of the specific instructions, guidelines, parameters, inputs and assumptions that you relayed or prescribed in conjunction with your request, as may include the time periods to be covered by the projections; expansion, build-out, or acquisition of facilities; mix of source materials; yields and mix of products; capital expenditures; availability and terms of financing capital expenditures; contracts and projects to be undertaken or secured; throughput; prices at which products would be sold; costs of input materials and operations; changes or rates of change in any of the underlying assumptions.

In addition, please identify all assumptions that reflect decisions that pivot on completion of the merger, which had not been established by the target prior to your involvement.

Exhibits

5.   We note your response to our prior comment 20 but were unable to locate the employment agreement for Mr. Kochhar.  Please also revise your disclosure on page 212 to summarize the employment agreement with Mr. DeLuca filed as Exhibit 10.21.

6.   It appears your are attempting to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K from Exhibits 10.10 and 10.12.  Please revise your Exhibit Index to indicate that portions of the exhibits have been omitted.

Ajay Kochhar
Li-Cycle Holdings Corp.
May 28, 2021
Page 3

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters.  Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Michael Rigdon